As filed with the Securities and Exchange Commission on March 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Lennar Corporation

(Name of Subject Company (Issuer), Filer (Offeror))

1.625% Convertible Senior Notes due 2018

0.25% Convertible Senior Notes due 2019

(Title of Class of Securities)

783764AQ6

783764AS2

(CUSIP Number of Class of Securities)

Mark Sustana

General Counsel and Secretary

Lennar Corporation

700 Northwest 107th Avenue

Miami, Florida 33172

(305) 559-4000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

David W. Bernstein, Esq. Goodwin Procter LLP 620 Eighth Avenue New York, New York 10018 (212) 813-8800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$274,449,814	$34,169

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of $274,188,000 principal amount of Notes for 100% of their principal amount plus $261,814 of accrued interest to, but not including, March 30, 2018.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,403	Filing Party: Lennar Corporation
Form or Registration No.: 333-221738	Date Filed: November 22, 2017

Amount Previously Paid: $34,169	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 16, 2018

Amount Previously Paid: $6,901	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

Amount Previously Paid: $833	Filing Party: Lennar Corporation
Form or Registration No.: Schedule TO	Date Filed: February 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Schedule TO relates to an offer by Lennar Corporation (“Lennar”) to issue a combination of Lennar Class A common stock, Lennar Class B common stock and cash (the “Modified Conversion Consideration”) upon conversion on or before March 29, 2018 of up to $6,688,000 principal amount of 1.625% Convertible Senior Notes due 2018 (“2018 Notes”), and up to $267,500,000 principal amount of 0.25% Convertible Senior Notes due 2019 (“2019 Notes”), and to the right (the “Fundamental Change Purchase Right”) of holders of 2018 Notes and 2019 Notes to require CalAtlantic Group, Inc., a wholly owned subsidiary of Lennar, to purchase 2018 Notes and 2019 Notes on March 30, 2018, for a purchase price equal to 100% of the principal amount of the 2018 Notes or 2019 Notes being purchased plus accrued interest to, but not including, that date.

This is a final amendment being filed in accordance with Rules 13e-4(c)(4) and 14d-3(b)(2) to report the results of Lennar’s offer to issue Modified Conversion Consideration and exercises of holders’ Fundamental Change Purchase Rights.

ITEM 11.	ADDITIONAL INFORMATION.

The time for holders of 2018 Notes and 2019 Notes to submit Notes for conversion into the Modified Conversion Consideration or to exercise Fundamental Change Purchase Rights expired at 5:00 p.m. New York City time on March 29, 2018. The following is the principal amount of each issue of Notes that was submitted for conversion into the Modified Conversion Consideration or as to which the holders exercised Fundamental Change Purchase Rights:

2018 Notes

Principal amount converted into Modified Conversion Consideration	$6,613,000

Principal amount as to which Fundamental Change Purchase Rights exercised	$1,000

2019 Notes

Principal amount converted into Modified Conversion Consideration	$258,302,000

Principal amount as to which Fundamental Change Purchase Rights exercised	$7,910,000

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

LENNAR CORPORATION

By:	/s/ Bruce Gross
Name: Bruce Gross
Title: Vice President and Chief Financial Officer